UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

 SEC FILE NUMBER: 0-16090
 CUSIP NUMBER:

 (Check One):[ ] Form 10-K or Form 10-KSB
             [ ] Form 20-F
             [X] Form 10-Q or Form 10-QSB
             [ ] Form N-SAR
             For Period Ended: June 30, 2002

             [ ]  Transition Report on Form 10-K or Form 10-KSB
             [ ]  Transition Report on Form 20-F
             [ ]  Transition Report on Form 11-K
             [ ]  Transition Report on Form 10-Q or Form 10-QSB
             [ ]  Transition Report on Form N-SAR
             For the Transition Period Ended:

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        Read Instruction (on back page) Before Preparing Form.  Please
                          Print or Type.
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        Nothing in this form shall be construed to imply that the
        Commission has verified any information contained herein.
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       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
     _________________________________________________________________


                       PART I - REGISTRANT INFORMATION

     Full Name of Registrant:       Hallmark Financial Services, Inc.

     Former Name, if Applicable:    Not Applicable.

     Address of Principal Executive
     Office (Street and Number):    14651 Dallas Parkway, Suite 900

     City, State and Zip Code:      Dallas, Texas  75254

                       PART II - RULES 12b-25(b)and(c)

 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]   (b)   The subject annual report, semi-annual report or transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]   (c)   The accountant's statement or other exhibit required by Rule
 12b-25(c) has been attached if applicable.


                             PART III - NARRATIVE

 State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

 The Registrant's quarterly report on Form 10-QSB could not be filed within the prescribed time period because all information necessary to complete the preparation of the financial statements was not available to the Registrant in sufficient time for review by management and the independent certified public accountants. The Form 10-QSB was electronically filed shortly after the close of business on the due date.


                         PART IV - OTHER INFORMATION


 (1) Name and telephone number of person to contact in regard to this notification:

       Name:  Linda H. Sleeper
       Area Code and Telephone Number:  (972) 404-1637

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

       [X] Yes
       [ ] No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

       [X] Yes
       [ ] No

 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 Results of operations for the quarter and six months ended June 30, 2002, improved from the comparable periods of the preceding fiscal year principally as a result of management's focus on rate adequacy, underwriting discipline and agent management. Net income for the three and six months ended June 30, 2002 were $143,000 ($0.01 per share) and $338,000 ($0.03 per share), respectively, compared to net losses of $710,000 (-$0.06 per share) and $809,000 (-$0.07 per share), respectively, for the same periods in 2001.

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                      HALLMARK FINANCIAL SERVICES, INC.
                 (Name of Registrant as Specified in Charter)

 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

       HALLMARK FINANCIAL SERVICES, INC.


 By:   /s/ LINDA H. SLEEPER
       Linda H. Sleeper
       Chief Executive Officer

 Date: August 15, 2002


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 INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                  ATTENTION

 Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).